Registration No. 33-60022
                                                     Rule 424(b)3


                          CALTON, INC.
                Seventh Supplement to Prospectus
                     dated October 12, 1994


Results of Three and Nine Month Periods Ended August 31, 1995

     Calton, Inc. (the "Company") announced net income of $1.0 million ($.04 per share) on record third quarter revenues of $60.4 million for the three months ended August 31, 1995 compared to net income of $1.4 million ($.05 per share) on revenues of $47.1 million for the same period in 1994. The lower net income reported in the current quarter reflects intensifying competitive conditions in the Company's markets resulting in lower gross margins. The Company also reported that the record level of revenues is attributable to higher average revenue per home delivered and to the closing of the sale of a shopping mall which contributed $7.2 million to total revenues. The higher average revenue per home is consistent with management's strategic plan to focus primarily on marketing to first and second time move-up homebuyers. The sale of the shopping mall reflects management's continued focus on the sale of non-homebuilding assets. The transaction resulted in a pre-tax profit of $425,000 and provided $850,000 of additional cash for operations. The remaining commercial land and buildings targeted for disposition have a combined book value of approximately $8.9 million, which is unencumbered and, therefore, will be a source of additional cash as the properties are sold over the next few years.

     The Company also reported net income of $317,000 ($.01 per share) on revenues of $137.4 million for the nine months ended August 31, 1995 compared to net income of $2.8 million ($.11 per share) on revenues of $112.4 million for the same period in 1994. The $25.0 million or 22% increase in revenues is attributable to higher average revenue per home delivered and the sale of the commercial properties. The decline in net income in the current period is due to the decrease in gross margins resulting from intensifying competitive conditions, a decline in consumer confidence levels resulting from a poor outlook for job growth, higher borrowing costs and the higher relative cost of replacement land acquired to refill the land pipeline late in the last cycle.

     At August 31, 1995, the backlog of homes under contract totalled 249 units having an aggregate dollar value of $54.6 million compared to 452 units having an aggregate dollar value of $107.2 million in 1994. Prior year results benefitted from lower interests rates and a better economic environment which may have accelerated home purchase decisions in the first nine months of 1994 compared to the current period and by lower delivery levels experienced in the year earlier period resulting from severe winter weather in early 1994. The 46% decline in the number of homes in backlog from August 31, 1994 levels reflects a 26% lower average absorption rate achieved in each community and 20% fewer communities open for sales and delivery during the current period. The decline in absorption rates resulted from an unprecedented run-up in mortgage rates which began early in 1994 creating an increasingly competitive market environment as prospective homebuyer's reacted cautiously to higher interest rates and a poor outlook for job growth. In addition, the decline in the number of communities open for sale is primarily due to management's decision to conserve existing capital during a period of slower sales absorption levels, higher interest rates and a low level of consumer confidence. The Company will continue to focus on increasing activity levels in existing communities and on maintaining lower debt levels in an effort to improve the Company's balance sheet and position it for a recapitalization.

     In addition to the $6.1 million reduction in mortgage debt generated by the sale of the shopping mall, the Company also reduced the amounts outstanding under its Revolving Credit Agreement by $13.5 million realizing a total debt reduction during the quarter of more than $19.5 million or 27% of total debt during the quarter. The reduction in the amount outstanding under the Revolving Credit Agreement is due to the number of homes delivered in the third quarter and the reduced level of land purchases in recent months reflecting management's concern about preserving the Company's capital resources late in the current business cycle. The Company anticipates reinvesting amounts available under the facility as the cycle begins to reflect improvement and plans to open six (6) new communities during the next two quarters.


October 16, 1995